MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2017 and 2016

Dated May 2, 2017

This page intentionally left blank.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. (“Tahoe”) and its subsidiaries (together referred to as the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations as at and for the three months ended March 31, 2017 (“Q1 2017”). The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2016 and 2015 (“consolidated financial statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the unaudited condensed interim consolidated financial statements (“interim financial statements”) of the Company for the three months ended March 31, 2017 and 2016 (prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”)). The information provided herein supplements, but does not form part of, the interim financial statements and includes financial and operational information from the Company’s subsidiaries. This MD&A contains forward looking information that is subject to risk factors set out in the cautionary note herein. This discussion also covers the three months ended March 31, 2016 (“Q1 2016”) and the subsequent period up to the date of this MD&A. Dollar amounts are stated in millions of United States dollars (“USD”), the Company’s functional currency, except where otherwise noted. Tabular amounts are presented in thousands of USD, except where otherwise noted. Information for this MD&A is prepared as at May 2, 2017.

BUSINESS OVERVIEW

Tahoe is a Canadian public company involved in mine operations and mineral exploration and development. Tahoe’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “THO” and on the New York Stock Exchange (“NYSE”) under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewed from the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresources.com.

Tahoe was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. The Company’s principal business activities are the exploration, development, operation and acquisition of mineral properties for the mining of precious metals in the Americas. Currently, the Company’s business involves profitably operating the Escobal mine, a silver mining operation located in southeastern Guatemala, the La Arena and Shahuindo mines, gold mining operations located in northwestern Peru, and the Bell Creek mine and mill and the Timmins West mine (together, the “Timmins mines”), gold mining operations located in northeastern Ontario, Canada. Additional business objectives include the expansion of gold production at the Shahuindo and Bell Creek mines, project development and ongoing exploration programs in Peru and Canada.

All of the Company’s operations are within the mining sector. The Company produces silver, gold, lead and zinc from mines located in Guatemala, Peru and Canada. Due to the geographic and political diversity of the countries in which the Company operates, each operating segment is responsible for achieving specified business results within a framework of corporate policies and international standards. Regional management in each country provides support to the operating segments, including but not limited to financial, human resources, and exploration assistance. Each operating segment has a budgeting process which it uses to measure the results of operation and exploration activities. The Company’s executive management reviews these results to make decisions about resources to be allocated to each segment and assess the performance of each. The corporate office in Reno, Nevada provides support to the operations and exploration activities with respect to financial, legal, technical and human resources. Operating the mines profitably will require that the Company consistently meet production targets and effectively manage costs.

Financial and operational information provided in this MD&A excludes the results of the Timmins mines prior to April 1, 2016, the date of acquisition of Lake Shore Gold Corp. (“Lake Shore Gold”).

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Q1 2017 HIGHLIGHTS

Q1 2017 CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

•	Gold production of 119.1 thousand ounces. Silver production totaling 5.7 million ounces.
•	Record quarterly gold sales of 115.9 thousand ounces. Silver sales of 5.6 million ounces.
•	Record quarterly revenue of $251.0 million.
•	Net cash flow provided by operating activities of $78.6 million or $0.25 per share(1) .
•	Record quarterly cash flow provided by operating activities before changes in working capital of $132.9 million or $0.43 per share(1) .
•	Record quarterly earnings of $74.7 million or $0.24 per share (basic and diluted).
•	Adjusted earnings(1) of $75.1 million or $0.24 adjusted earnings per share(1) (basic and diluted).
•	Total dividends of $18.7 million paid to shareholders, including $3.9 million in share-based dividends.

ADDITIONAL CONSOLIDATED OPERATIONAL AND FINANCIAL INFORMATION

		Q1 2017
Revenues		$251,046
Earnings from operations		$88,283
Cash and cash equivalents		$175,397
Cost of sales per ounce sold(1)	$
Silver		9.68
Gold		819
Costs per silver ounce produced(1)
Total cash costs net of by-product credits		$5.72
All-in sustaining costs net of by-product credits		$8.11
Costs per gold ounce produced(1)
Total cash costs net of by-product credits		$574
All-in sustaining costs net of by-product credits		$860

(1)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

APPOINTMENT TO BOARD OF DIRECTORS

On January 3, 2017, the Company announced the appointment of Chuck Jeannes to the Board of Directors, effective January 1, 2017.

For additional details, refer to the press release dated January 3, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

RECENT DEVELOPMENTS

There have been no significant events after the reporting period date of March 31, 2017 through to May 2, 2017, the date of this MD&A.

FUTURE DEVELOPMENTS

TARGETS AND INITIATIVES

A key target for the Company is to grow gold production to over a half million ounces per year in 2019 and to over 550,000 ounces in 2020. This increased production will come primarily from two ongoing projects, the expansion of the Shahuindo mine to a production capacity of 36,000 tonnes per day (“tpd”) and the Bell Creek Shaft Project (the “BC Shaft Project”) at the Bell Creek mine in Canada is expected to double the Bell Creek mine production to 80,000 ounces of gold per year. Both projects are on track for completion in mid-2018. The Company is also targeting growth in Mineral Reserves and/or Mineral Resources at all of its operations, including growth of two to four million ounces in gold Mineral Reserves and/or Mineral Resources in Canada by 2020.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 OPERATIONS OUTLOOK(1)

The Company provided guidance regarding expected 2017, 2018 and 2019 production and unit costs in the press release dated January 5, 2017 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

2017 guidance(1)(2)(3)(4)(5)

The Company’s 2017 guidance for silver production is 18 to 21 million ounces with total cash costs net of by-product credits of $7.00 to $8.00 per ounce and all-in sustaining costs of $9.50 to $10.50 per ounce.

The Company’s guidance for gold production in 2017 is 375 to 425 thousand ounces, as increased production at the Shahuindo mine in Peru and at the Timmins mines in Canada would offset an anticipated reduction in output at the La Arena mine in Peru. Total cash costs net of by-product credits and all-in sustaining costs per ounce of gold produced in 2017 are estimated to be $700 to $750 per ounce and $1,150 to $1,250 per ounce, respectively.

As outlined below, capital expenditures in 2017 reflect peak investment levels for the expansion of Shahuindo (impacting both sustaining costs and project capital expenditures) and the BC Shaft Project (impacting project capital expenditures). Higher unit costs per ounce of gold produced are expected (compared with 2016), primarily as a result of the increased proportion of production from Shahuindo, where expansion work will continue throughout 2017, with expenditures related to further development of leach pads, waste dumps and other infrastructure being included in sustaining capital and therefore increasing all-in sustaining costs (“AISC”). The production forecast at Shahuindo for 2017 is weighted to the second half of the year, with the commissioning of the first crushing and agglomeration circuit expected during the third quarter.

Capital requirements to achieve the Company’s growth objectives are expected to peak in 2017. Growth capital expenditures for the year are estimated at $150 to $175 million, with Shahuindo accounting for approximately half of the total, Bell Creek mine for approximately one third and the remainder relating to a number of smaller projects in Canada. Most of the growth expenditures at Shahuindo are associated with the construction of the crushing and agglomeration plant and process plant expansion.

Sustaining capital expenditures in 2017 are targeted at $160 to $175 million. Shahuindo will account for approximately 30% of total sustaining capital expenditures in 2017. A significant proportion of these expenditures relate to the continued construction of leach pads, waste dumps, and other infrastructure in support of achieving the full production rate of 36,000 tpd. Sustaining capital at the Timmins and La Arena mines will remain consistent, with prior years while an increase at Escobal reflects ongoing development efforts and equipment rebuilds as the fleet ages.

Exploration expenses (excluding capitalized expenditures) are anticipated to be between $35 and $45 million in 2017, including drilling programs designed to expand Mineral Resources at existing operations and to advance longer-term projects in Canada and Peru.

2017 consolidated total cash costs net of by-product credits and all-in sustaining cost per ounce net of by-product credits(1) ranges are outlined in the following table:

	Silver			Gold
Total cash costs per ounce net of by-product credits	$7.00	to	$8.00	$700	to	$750
All-in sustaining costs per ounce net of by-product credits .	$9.50	to	$10.50	$1,150	to	$1,250

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

The reconciliation which formed the basis for the ranges in the 2017 cash cost guidance is as follows:

Total cash costs	Silver	Gold
Production costs	$164,000	$290,000
Treatment and refining charges	28,750	-
Total cash costs before by-product credits	$192,750	$290,000
By-product credits(1)	(42,800)	-
Total cash costs net of by-product credits	$149,950	$290,000

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	400
Total cash costs per ounce before by-product credits	$9.64	$725
Total cash costs per ounce net of by-product credits	$7.50	$725

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver
	Total Credit	Credit per ounce
Gold Ounces	$12,750	$0.64
Lead Tonnes	$13,300	$0.67
Zinc Tonnes	$16,750	$0.84

All-in sustaining costs	Silver	Gold
Total cash costs net of by-product credits	$149,950	$290,000
Sustaining capital	32,500	135,000
Exploration	1,500	20,000
Reclamation cost accretion	200	2,000
General and administrative expenses	15,750	33,000
All-in sustaining costs	$199,900	$480,000

Silver ounces produced in concentrate (000’s)	20,000	-
Gold ounces produced in doré (000’s)	-	400
All-in sustaining costs per ounce produced net of by-product credits	$10.00	$1,200

2017 guidance by mine

					All-in
	Production				Sustaining				Sustaining
	(silver – moz;		Cash Costs		Costs		Project Capital		Capital		Exploration
	gold – koz)		($/oz)		($/oz)		($ millions)		($ millions)		($ millions)
	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
Escobal (silver)	18	21	7.00	8.00	9.50	10.50	-	-	35	38	-	2
La Arena (gold)	145	155	750	800	1,000	1,100	-	-	25	27	6	8
Shahuindo (gold)	65	85	750	800	1,600	1,700	75	90	50	55	12	15
Timmins (gold)	165	185	650	700	1,000	1,100	75	85	50	55	17	20

Silver total(5)	18	21	7.00	8.00	9.50	10.50	-	-	35	38	-	2
Gold total(2)	375	425	700	750	1,150	1,250	150	175	125	137	35	43

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.
(2)	Gold production range of 375 to 425 thousand ounces includes gold ounces produced in concentrate from the Escobal mine.
(3)	Assumes payable by-product metal production: 10,190 ozs gold; 16,332 thousand lbs lead; 23,109 thousand lbs zinc.
(4)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(5)	Silver cost guidance assumes a 1% statutory royalty and a 4.5% voluntary and private royalty on all silver sales above $16/oz.
(6)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2017 cost guidance was calculated based on certain commodity and currency assumptions.

The table below includes a sensitivity of the impact of a change in these assumptions on total cash costs and all-in sustaining costs:

	2017 Guidance	Change (+/-)	Impact (+/-)
Commodity assumptions
Silver ($/oz)	$17.50	$1.00/oz	N/A
Gold ($/oz)	$1,250	$100/oz	$0.05/oz silver
Lead ($/lb)	$0.90	10%	$0.10/oz silver
Zinc ($/lb)	$0.90	10%	$0.10/oz silver

Diesel (US$/gal)	$2.00	10%	$0.10/oz silver
			$7/oz gold
Currency assumptions
CAD/USD	$1.25	1%	$3/oz gold
Guatemalan quetzal/USD	7.65	1%	$0.02/oz silver
Peruvian sol/USD	3.4	1%	$2/oz gold

LONG-TERM OUTLOOK(1)(2)(3)(4)(5)(6)(7)

The Company’s review of the crushing, size distribution, geotechnical and material handling characteristics of ore at Shahuindo is complete, with results supporting the achievement of throughput and recovery rates for agglomerated ores as described in the NI 43-101 “Technical Report on the Shahuindo Mine, Cajabamba, Peru” dated January 25, 2016 available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com. The review identified opportunities to slightly reduce capital expenditures and operating costs at the mine through revisions to the crushing and agglomeration circuit. At the same time, performance of run-of-mine operations has improved over the last several months. Recent work confirms the ultimate recovery of 80% utilized in the economic model in the technical report which is consistent with multiple sets of test work performed over several years.

With the Company on track to complete both the expansion of Shahuindo to 36,000 tpd and the BC Shaft Project in mid-2018, annual gold production is expected to increase to over a half million ounces in 2019 including an increase to approximately 80,000 ounces annually at Bell Creek. At that time, total cash costs net of by-product credits and all-in sustaining costs per ounce of gold produced, net of by-product credits are projected to improve, to ranges of $650 to $750 and $900 to $1,000, respectively. The Company is targeting silver production and unit costs to remain largely in line with 2017 levels over the next several years. Gold production is expected to reach over 550,000 ounces per year by 2020.

Following completion of the Company’s key growth projects, both growth and sustaining capital requirements will be reduced. By 2019, sustaining capital expenditures are targeted at $100 to $125 million. Reductions in future years from current sustaining capital expenditure levels will mainly be in Peru, where sustaining capital in 2019 is targeted at $25 to $35 million versus $70 to $80 million in 2017.

Assuming that the Company does not commence the development of any new projects, growth capital expenditures in 2019 are anticipated to decline to around $10 million. Exploration expenditures are likely to remain similar to 2017 guidance levels over the next two years as the Company works to advance its growth projects and exploration targets and to increase gold Mineral Reserves and/or Mineral Resources in Canada by two to four million ounces. Given that exploration is largely success driven, future expenditure targets will be developed following completion of 2017 drilling programs.

General and administrative expenses, including share-based payments, are expected to stay relatively flat through 2019.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

2018 and 2019 guidance(1)(2)(3)(4)(5)(6)(7)

	2018	2019
Silver ounces produced in concentrate (millions)	18-21	18-21
Gold ounces produced in doré (000’s)	425-500	500-550

Total cash costs per ounce silver produced net of by-product credits	$7.50-8.50	$7.50-8.50
All-in sustaining costs per ounce silver produced net of by-product credits	$10.00-11.00	$10.00-11.00

Total cash costs per ounce gold produced net of by-product credits	$650-750	$650-750
All-in sustaining costs per ounce gold produced net of by-product credits	$1,050-1,150	$900-1,000

General and administrative expenses ($millions)	$45-55	$45-55
Exploration ($millions)	$30-40	$30-40
Sustaining capital($millions)	$140-160	$100-125
Project capital ($millions)	$50-70	$0-10

(1)	See “Cautionary Statement on Forward-Looking Information” and “Non-GAAP Financial Measures” in this MD&A.
(2)

Assumes payable by-product metal production for 2018 of 9,610 ozs gold; 14,011 thousand lbs lead; 19,900 thousand lbs zinc and for 2019 of 11,810 ozs gold; 17,280 thousand lbs lead; 23,900 thousand lbs zinc.

(3)

Commodity and currency price assumptions used in the calculation of 2018 and 2019 guidance are the same as those used in the calculation of 2017 guidance. Refer to the “2017 Guidance by mine” section of this MD&A.

(4)	All per ounce costs are based on silver ounces contained in concentrates (silver) and gold ounces in doré (gold).
(5)	Guidance does not include inflation adjustments.
(6)	Gold production includes gold produced at Escobal.
(7)	Silver cost guidance assumes a 1% statutory royalty and a 4.5% voluntary and private royalty on all silver sales above $16/oz.

The reconciliation which formed the basis for the ranges in the 2018 and 2019 cash cost guidance is as follows:

	2018		2019
Total cash costs	Silver	Gold	Silver	Gold
Production costs	$165,000	$325,500	$170,000	$367,500
Treatment and refining charges	32,600	-	35,950	-
Total cash costs before by-product credits	$197,600	$325,500	$205,950	$367,500
By-product credits(1)	(37,600)	-	(45,950)	-
Total cash costs net of by-product credits	$160,000	$325,500	$160,000	$367,500

Silver ounces produced in concentrate (000’s)	20,000	-	20,000	-
Gold ounces produced in doré (000’s)	-	465	-	525
Total cash costs per ounce before by-product credits	$9.88	$700	$10.30	$700
Total cash costs per ounce net of by-product credits	$8.00	$700	$8.00	$700

(1)	Gold, lead and zinc by-product credits are calculated as follows:

	Silver
	2018		2019
	Total Credit	Credit per ounce	Total Credit	Credit per ounce
Gold Ounces	$12,000	$0.60	$14,750	$0.74
Lead Tonnes	$11,300	$0.57	$14,000	$0.70
Zinc Tonnes	$14,300	$0.72	$17,200	$0.86

	2018		2019
All-in sustaining costs	Silver	Gold	Silver	Gold
Total cash costs net of by-product credits	$160,000	$325,500	$160,000	$367,500
Sustaining capital	32,500	117,500	32,500	70,000
Exploration	1,500	33,500	1,500	28,500
Reclamation cost accretion	200	2,000	200	2,000
General and administrative expenses	15,750	33,000	15,750	30,750
All-in sustaining costs	$210,000	$511,500	$210,000	$498,750

Silver ounces produced in concentrate (000’s)	20,000	-	20,000	-
Gold ounces produced in doré (000’s)	-	465	-	525
All-in sustaining costs per ounce produced net of by-product credits	$10.50	$1,100	$10.50	$950

(1)	Numbers may no calculated due to rounding:

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Selected quarterly consolidated financial information from continuing operations for the most recent eight quarters is as follows:

	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	2017	2016	2016	2016(7)	2016(1)	2015(1)	2015(1)	2015(1)
Metal Sold
Silver (000’s ozs)	5,561	4,496	4,800	5,212	4,563	6,244	5,492	3,840
Gold (000’s ozs)	115.9	100.7	108.8	98.1	50.6	59.8	59.8	61.7
Lead (000’s t)	2.2	2.3	1.9	2.4	2.4	3.4	2.6	1.6
Zinc (000’s t)	2.8	2.8	2.7	3.5	3.3	4.5	2.8	2.5
Realized Price
Silver in
concentrate
(per oz)	$19.22	$14.45	$20.64	$18.95	$15.92	$14.10	$14.33	$15.29
Gold in doré
(per oz)	$1,201	$1,197	$1,321	$1,255	$1,166	$1,089	$1,106	$1,182
Lead (per t)	$2,588	$2,036	$2,204	$1,779	$1,590	$1,804	$1,764	$2,330
Zinc (per t)	$2,960	$2,872	$2,513	$2,237	$1,875	$1,549	$1,653	$2,127
LBMA/LME Price(2)
Silver (per oz)	$17.42	$17.19	$19.61	$16.78	$14.85	$14.77	$14.91	$16.41
Gold (per oz)	$1,219	$1,220	$1,335	$1,259	$1,181	$1,105	$1,124	$1,193
Lead (per t)	$2,278	$2,149	$1,873	$1,719	$1,744	$1,681	$1,712	$1,947
Zinc (per t)	$2,780	$2,517	$2,255	$1,918	$1,679	$1,612	$1,844	$2,195
Revenues(7)	$251,046	$189,398	$234,721	$228,251	$132,133	$154,891	$145,736	$133,812
Total operating costs	$146,878	$141,552	$123,084	$138,220	$77,522	$73,554	$105,614	$114,116
Earnings (loss) from operations	$88,283	$31,466	$99,425	$65,022	$46,355	$(146,973)	$26,118	$2,615
Earnings (loss)(8)	$74,697	$315	$63,011	$16,742	$37,808	$(107,717)	$13,255	$(9,339)
Earnings (loss) per common share
Basic	$0.24	$0.00	$0.20	$0.05	$0.17	$(0.47)	$0.06	$(0.04)
Diluted	$0.24	$0.00	$0.20	$0.05	$0.17	$(0.47)	$0.06	$(0.04)
Adjusted earnings (loss)(3)	$75,069	$18,415	$65,657	$57,873	$35,489	$51,005	$18,410	$(2,428)
Adjusted earnings (loss) per Common Share(3)
Basic	$0.24	$0.06	$0.21	$0.19	$0.16	$0.22	$0.08	$(0.01)
Diluted	$0.24	$0.06	$0.21	$0.19	$0.16	$0.22	$0.08	$(0.01)
Dividends paid	$18,695	$18,672	$18,654	$18,419	$13,657	$13,640	$13,627	$13,589
Cash flow provided by operating activities before changes in working capital	$132,851	$74,669	$125,987	$115,951	$69,319	$96,786	$52,962	$28,027
Net cash flow provided by operating activities	$78,575	$107,021	$78,679	$37,678	$25,293	$54,163	$52,690	$34,450
Cash and cash equivalents	$175,397	$163,368	$142,426	$151,707	$90,790	$108,667	$110,553	$112,222
Total assets	$3,092,942	$3,071,253	$3,033,218	$2,981,740	$2,005,860	$2,002,461	$2,205,269	$2,176,837
Total non-current liabilities	$340,202	$348,663	$276,180	$269,984	$194,679	$187,550	$255,626	$243,402
Costs per silver/gold ounce produced
Total cash costs net of by-product credits(3)(4)	$5.72/ 574	$6.48/ 594	$6.50/ 625	$6.07/ 647	$4.51/ 638	$2.23/ 541	$6.75/ 548	$9.27/ 540
All-in sustaining costs per ounce net of by- product credits(3)(5)(6)	$8.11/ 860	$9.76/ 945	$8.68/ 974	$8.16/ 973	$5.97/ $ 825	$4.85/ 774	$9.72/ 729	$12.87/ 664

(1)	Comparative Q1 2016 and prior quarter numbers exclude operational and financial information from the Timmins mines.
(2)	London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices for each quarter presented.
(3)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(4)

Total cash costs net of by-product credits per silver ounce produced for Q2 2015 include $7.2 million in royalty expense from 2014 sales that settled in 2015 at the increased royalty rate of 10%. This resulted in a negative per ounce impact of $1.60 per ounce. This impact was offset during Q4 2015 as a result of a $16.2 million reversal of the increased 10% royalty regime resulting in a positive impact of $2.94 per ounce.

(5)

All-in sustaining costs net of by-product credits per gold ounce produced for Q1 2016, Q2 2016 and Q3 2016 exclude the impact of $0.7 million, $10.3 million and $0.1 million, respectively, in transaction costs related to the acquisition of Lake Shore Gold.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(6)

All-in sustaining costs net of by-product credits per gold ounce produced for Q2 2015, Q3 2015 and Q4 2015 exclude the impact of $5.7 million, $0.2 million, and $1.3 million, respectively, in transaction costs related to the acquisition of Rio Alto.

(7)

Commercial production at Shahuindo was declared on May 1, 2016. Revenues presented are generated from the sale of gold ounces in doré beginning May 1, 2016. Pre-commercial production revenues at Shahuindo are considered pre-operating revenues and are credited against construction capital through April 30, 2016. Included in the 98.1 thousand gold ounces sold during Q2 2016, are 22.1 thousand gold ounces at Shahuindo which include one month of pre-commercial production ounces produced and sold (5.3 thousand ounces of gold in doré sold in the month of April 2016).

(8)

Earnings of $0.3 million for Q4 2016 were negatively impacted by the change in enacted tax rates in Peru, resulting in a charge of approximately $19.3 million to deferred income tax expense. Refer to the Company’s adjusted earnings described and calculated in the “Non-GAAP Financial Measures” section of this MD&A.

(9)	Numbers may not calculate due to rounding.

REVIEW OF QUARTERLY CONSOLIDATED FINANCIAL RESULTS

Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including operating results, timing of concentrate and doré sales, fluctuations in the amount of finished goods, construction costs, stock based compensation, royalty payments, interest income on fluctuating cash balances, foreign exchange gains (losses), changes in enacted income tax rates and exploration drill programs.

The Company acquired Lake Shore Gold on April 1, 2016 and therefore the comparative Q1 2016 period excludes results from the Timmins mines. Commercial production at Shahuindo was declared on May 1, 2016 and therefore the comparative Q1 2016 period excludes results from Shahuindo, except where noted.

Basis of presentation

The quarterly consolidated results presented in this section are prepared in accordance with IAS 34 using accounting policies consistent with IFRS. There has been no material change to these accounting policies and methods of application from those disclosed in note 3 to the Company’s consolidated financial statements.

Q1 2017 vs. Q1 2016

The Company generated earnings of $74.7 million for Q1 2017 compared to earnings of $37.8 million for Q1 2016. The earnings for Q1 2017 were positively impacted by the inclusion of results from the Timmins mines and the Shahuindo mine combined with higher metals prices and an increase of approximately one million silver ounces sold at Escobal when compared to Q1 2016.

Revenues

During Q1 2017, the Company sold 5.5 million silver ounces in concentrate at an average realized price of $19.22 compared to 4.6 million silver ounces in concentrate at an average realized price of $15.92 during Q1 2016. During Q1 2017, the Company sold 1.9 thousand gold ounces in concentrate compared to 2.1 thousand gold ounces in concentrate during Q1 2016. During Q1 2017, the Company sold 2.2 thousand tonnes of lead and 2.8 thousand tonnes of zinc in concentrate at realized prices of $2,588 and $2,960 per tonne, respectively, compared to 2.4 thousand tonnes of lead and 3.3 thousand tonnes of zinc in concentrate at realized prices of $1,590 and $1,875 per tonne, respectively, during Q1 2016.

During Q1 2017, the Company sold 114.0 thousand ounces of gold in doré, at an average realized price of $1,201 per ounce compared to 48.5 thousand ounces of gold in doré, (which includes 2.3 thousand pre-commercial production ounces from Shahuindo), at an average realized price of $1,166 per ounce during Q1 2016. Q1 2017 ounces of gold in doré sold include 49.4 thousand ounces from the Timmins mines and 15.7 thousand ounces from Shahuindo. The acquisition of Lake Shore Gold occurred in Q2 2016 and therefore there are no production ounces from the Timmins mines in the comparative Q1 2016 period.

Total revenues increased by approximately $118.9 million or 90% from $132.1 million to $251.0 million, net of treatment and refining charges during Q1 2017 when compared to Q1 2016. This change is the result of an increase in silver in concentrate sales of 20% combined with an increase in realized silver metal prices of approximately 21% during Q1 2017 compared to Q1 2016, in addition to the inclusion of doré sales from the Timmins mines and commercial production revenues from Shahuindo.

The Company’s concentrate revenue and trade receivables include provisionally priced metal sales which are marked to market at the end of each reporting period based on the forward price for the quotational period stipulated in the contract (or an approximation thereof). Provisionally priced metal at March 31, 2017 and relevant comparative periods is as follows:

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q1 2017		Q4 2016		Q1 2016		Q4 2015
	Qty	$/oz	Qty	$/oz	Qty	$/oz	Qty	$/oz
Silver (mozs)	3.4	$18.26	3.3	$15.95	3.5	$15.45	4.7	$13.78
Gold (kozs)	1.5	$1,250	1.8	$1,151	2.0	$1,235	3.2	$1,060
	Qty	$/t	Qty	$/t	Qty	$/t	Qty	$/t
Lead (kt)	1.5	$2,310	2.1	$1,983	2.0	$1,706	3.1	$1,802
Zinc (kt)	2.2	$2,788	2.5	$2,619	2.7	$1,813	1.0	$1,604

Operating costs

Production costs

Production costs, which comprise the full cost of operations less royalties, depreciation and depletion, form a component of total operating costs and were $97.4 million for Q1 2017 compared to $59.0 million during Q1 2016. The increase is primarily due to the inclusion of $39.0 million in production costs from the Timmins and Shahuindo mines ($27.7 million and $11.3 million, respectively) during Q1 2017 when compared to Q1 2016, offset by a decrease in production costs at La Arena.

Royalties

The royalty in Guatemala is levied on net smelter returns for concentrate sales which include revenues from silver and byproducts (gold, lead and zinc). Under the voluntary royalty agreements between the Company and municipal and federal governments in Guatemala, finalized concentrate sales below $16/oz silver do not trigger a payment obligation. The statutory royalty rate of 1% is not dependent on a specific threshold of silver price. Royalties paid in Canada are based on specific contractual agreements with independent third parties. Royalties paid in Peru are calculated using a form of operating profit and are therefore accounted for as an income tax.

During Q1 2017, royalty expense was $7.6 million, comprised of $6.1 million in Guatemala and $1.5 million in Canada compared to $0.9 million in Q1 2016. This increase reflects the addition of $1.5 million in royalty expense related to the acquisition of Lake Shore Gold combined with the finalization of all concentrate sales above the $16/oz silver contractual threshold during Q1 2017. During Q1 2016, the majority of concentrate sales finalized with a price below the $16/oz silver contractual threshold resulting in a lower royalty expense for Q1 2016 compared to Q1 2017.

Depreciation and depletion

During Q1 2017, depreciation and depletion was $41.8 million compared to $17.6 million in Q1 2016. This increase of $24.2 million is primarily due to the inclusion of $21.3 million in depletion and depreciation from the Timmins and Shahuindo mines ($15.2 million and $6.1 million, respectively) during Q1 2017 when compared to Q1 2016.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Other operating expenses

Exploration expenses

Exploration expenses were $4.2 million for Q1 2017 compared to $0.4 million in Q1 2016. This $3.8 million increase is the result of the inclusion of exploration expenditures in Canada of $2.5 million as a result of the acquisition of Lake Shore Gold combined with increased expenses of $1.2 million in Peru when compared to Q1 2016. The overall increase in exploration is in line with the Company’s focus on growth to expand resources at existing operations and advance longer-term projects in Canada and Peru. Refer to the “Future Developments – Targets and Initiatives – 2017 Operations Outlook” and “– Long-term Outlook” sections of this MD&A.

General and administrative expenses

General and administrative expenses were $11.7 million for Q1 2017 compared to $7.9 million for Q1 2016. The $3.8 million increase relates primarily to an update of in-situ ounces at the Timmins West mine and an increase in salaries and benefits offset by decreases in share-based compensation and professional and consulting fees.

Other expense

Net foreign exchange loss

A foreign exchange loss of $0.6 million was recognized during Q1 2017 compared to a gain of $2.2 million recognized during Q1 2016. The $2.8 million change is the result of the appreciation of foreign currencies against the USD including $0.3 million related to the Canadian dollar, $1.7 million related to the Guatemalan Quetzal and $0.8 million related to the Peruvian Nuevo Sol. The Company remains unhedged with respect to foreign currency. Refer to the “Cash flow, liquidity, capital resources and other information – Liquidity, capital resources and financial risk management – Financial risk management” section of this MD&A.

Tax expense

Income tax expense for Q1 2017 was $11.2 million, representing an effective rate of 13%. The effective tax rate in Q1 2017 was impacted by a deferred tax recovery related to the effect of foreign exchange rates on the tax basis of the Company’s Peruvian assets. Income tax expense for Q1 2016 was $9.8 million, representing an effective rate of 21%.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

SELECTED SEGMENTED OPERATIONAL RESULTS

Q1 2017 AND Q1 2016(3)(4)(6)

Selected quarterly segmented operational information from continuing operations for Q1 2017 and Q1 2016 is as follows:

	Q1 2017/Q1 2016
				Timmins
	Escobal	La Arena	Shahuindo(4)	mines(3)	Total
	$113,106	$59,035	$19,448	$59,457	$251,046
Revenues	$78,168	$53,965	$-	$-	$132,133

Silver produced (000’s ozs)	5,614	8	34	-	5,656
	5,695	11	-	-	5,706
	2.5	53.0	19.7	43.9	119.1
Gold produced (000’s ozs)	3.3	46.6	-	-	49.9

Silver sold (000’s ozs)	5,526	8	27	-	5,561
	4,561	2	-	-	4,563

Gold sold (ozs)	1.9	48.9	15.7	49.4	115.9
	2.1	46.1	-	-	48.3
Average realized price(1) (per oz)

Silver	$19.22	$-	$-	$-	$19.22
	$15.92	$-	$-	$-	$15.92
	$-	$1,197	$1,208	$1,204	$1,201
Gold	$-	$1,166	$-	$-	$1,166
Costs per ounce produced(2)(5)
Total cash costs net of by-	$5.72	$513	$582	$645	$5.72/574
product credits	$4.51	$638	$-	$-	$4.51/638
All-in sustaining costs net of by-	$8.11	$683	$870	$1,070	$8.11/860
product credits	$5.97	$825	$-	$-	$5.97/825

(1)

Comparative London Bullion Market Association (LBMA)/London Metal Exchange (LME) average closing prices per ounce of silver and gold were $17.42 and $1,219, respectively for Q1 2017 and $14.85 and $1,181, respectively for Q1 2016. The realized price is for silver sold in concentrate and the realized price is for gold sold in doré.

(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Comparative Q1 2016 numbers exclude operational and financial information from the Timmins mines as the acquisition of Lake Shore Gold occurred on April 1, 2017.
(4)

Comparative Q1 2016 numbers exclude operational and financial information from Shahuindo as commercial production was declared on May 1, 2016. Pre- commercial production revenues at Shahuindo were considered pre-operating revenues and were credited against construction capital through April 30, 2016.

(5)	All-in sustaining costs net of by-product credits per ounce of gold produced for Q1 2016 exclude the impact of $0.7 million in transaction costs related to the acquisition of Lake Shore Gold.
(6)	Table has been updated to reflect current period presentation.
(7)	Numbers may not calculate due to rounding.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

MINE OPERATIONS

Escobal mine

	Q1 2017(4)	Q1 2016(4)

Tonnes Milled (000’s)	390	388
Average Tonnes Milled (tpd)	4,332	4,264
Average Metal Grades
Silver (g/t)	520	524
Gold (g/t)	0.33	0.42
Lead	0.67%	0.80%
Zinc	1.10%	1.35%
Average Metal Recovery(1)
Silver	86.1%	87.1%
Gold	60.4%	63.5%
Lead	85.3%	87.7%
Zinc	74.6%	80.8%
Recovered Metal(2)
Silver Ounces (000’s)	5,614	5,695
Gold Ounces(000’s)	2.5	3.3
Lead Tonnes (000’s)	2.2	2.7
Zinc Tonnes (000’s)	3.2	4.2
Costs Per Ounce Silver Produced(3)
Total cash costs per ounce before by-product credits	$8.60	$6.79
Total cash costs per ounce net of by-product credits	$5.72	$4.51
Total production costs per ounce net of by-product credits	$8.33	$6.79
All-in sustaining costs per ounce net of by-product credits	$8.11	$5.97
Capital Expenditures	$9,916	$5,293
Sustaining Capital	$9,916	$4,147
Non-Sustaining Capital	$-	$1,146

(1)	Percent silver and gold recovered into lead and zinc concentrates; percent lead recovered into lead concentrate; percent zinc recovered into zinc concentrate.
(2)	Silver and gold contained in lead and zinc concentrates; lead contained in lead concentrate; zinc contained in zinc concentrate.
(3)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(4)	Numbers may not calculate due to rounding.

Property overview

The Escobal mine is located in the Department of Santa Rosa of southeast Guatemala, about 40 kms east-southeast of Guatemala City. Operations are exploiting the intermediate sulfidation silver-gold-lead-zinc mineralization by underground longhole stoping methods at a rate of approximately 4500 tpd. Processing by differential flotation produces precious metal rich lead concentrates and zinc concentrates for sale to international smelters.

Proven and Probable Mineral Reserves at the Escobal mine as of January 1, 2017 totaled 23.7 million tonnes at an average silver grade of 351 grams per tonne (“g/t”) containing 267.5 million ounces of silver, with significant quantities of gold and base metals.

Financial and cost per ounce overview

Q1 2017 concentrate sales generated $113.1 million in revenues at mine operating costs of $53.5 million resulting in mine operating earnings of $59.6 million. Concentrate sales for Q1 2016 generated $78.2 million in revenues at operating costs of $46.5 million resulting in mine operating earnings of $31.7 million.

Total cash costs net of by-product credits for Q1 2017 were $5.72 per ounce compared to $4.51 per ounce for Q1 2016, an increase of $1.21 per ounce or 27%. All-in sustaining costs for Q1 2017 were $8.11 per ounce compared to $5.97 per ounce in Q1 2016, an increase of $2.14 per ounce, or 36%. The increase in total cash costs and all-in sustaining costs is primarily the result of an additional $5.3 million in royalty expense during Q1 2017 as a result of the finalization of sales above the $16/oz threshold when compared to Q1 2016. All-in sustaining costs were also impacted by a $5.2 million increase in sustaining capital.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Underground development and production

During Q1 2017, the Escobal mine delivered approximately 0.4 million tonnes of ore to the surface, the majority of which was mined from primary and secondary transverse longhole stopes on multiple production sublevels in the Escobal Central Zone. Production continued in the East Zone with approximately 58 thousand tonnes of ore delivered to the surface during Q1 2017.

Underground ramp, sublevel and stope development continued to advance in support of the life-of-mine production schedule, with approximately 2,500m of development and 36,000m of longhole production drilling completed in Q1 2017.

Mill performance

Mill throughput averaged 4,332 tpd during Q1 2017. The mill processed a total of 0.4 million tonnes with an average silver recovery of 86% during Q1 2017. Concentrate production totaled 5.1 thousand dry metric tonnes (“dmt”) of lead concentrate and 6.0 thousand dmt of zinc concentrate containing approximately 5.6 million payable ounces of silver were shipped to third party smelters compared to 5.5 thousand dmt of lead concentrate and 7.0 thousand dmt of zinc concentrate containing approximately 4.6 million payable ounces of silver shipped during Q1 2016.

Capital projects

The emergency escape raise from the 1390 level to the 1365 level was completed during Q1 2017.

The program to drill and install a series of underground dewatering wells continued in Q1 2017. The dewatering wells are being collared on the 1190 sublevel, currently the lowest production level, to dewater compartmentalized water-bearing zones in advance of primary ramp development to access the lower half of the Central Zone. The first two wells have been completed and are producing approximately 160 gallons per minute as hydrogeologic modeling predicted. The third and fourth wells of the series are in progress and nearing completion.

The first component of the newly constructed primary underground pump station, designed to handle clean water pumped from the underground dewatering wells, was commissioned in March 2017. The second component of the pump station, which will handle water impacted by mining operations, is scheduled for completion in Q2 2017. The pump station design and piping scheme maintains separation of clean water from impacted water to minimize the need for water treatment prior to discharge and to provide additional clean make-up water for operations as needed.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

La Arena mine

	Q1 2017(4)	Q1 2016(4)

Tonnes Ore Mined (000’s)	3,414	3,634
Strip Ratio	2.04	2.30
Tonnes Placed on Pads(1) (000’s)	3,414	3,631
Average Gold Grade(g/t)	0.53	0.48
Gold Ounces Placed on Pads (000’s)	57.9	56.2
Gold Ounces Recovered (000’s)	53.0	46.6
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$515	$639
Total cash costs per ounce net of by-product credits	$513	$638
Total production costs per ounce net of by-product credits	$659	$737
All-in sustaining costs per ounce net of by-product credits	$683	$825
Capital Expenditures(3)	$5,905	$4,569
Sustaining Capital	$5,905	$4,569
Non-Sustaining Capital	$-	$-

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)	Capital expenditures exclude non-sustaining capital related to La Arena Phase II.
(4)	Numbers may not calculate due to rounding.

Property overview

The La Arena gold mine is located in the Huamachuco District of northern Peru, 480 kms north-northwest of Lima. Operations are currently exploiting high sulfidation epithermal oxide gold mineralization hosted in brecciated sandstone within the Chimu Formation by open pit methods using conventional drill/blast, load and haul methods. Ore is truck-dumped onto leach pads with no crushing or agglomeration required prior to leaching. Metal recovery is by carbon-in-column absorption-desorption-refining processes which produce a gold-rich doré for sale to international refineries.

Proven and Probable oxide Mineral Reserves at the La Arena mine as of January 1, 2017 totaled 54.1 million tonnes at an average gold grade of 0.41 g/t containing 715 thousand ounces of gold.

La Arena Phase II Project (“La Arena Phase II”), a distinct copper-gold porphyry deposit located immediately adjacent to the La Arena oxide deposit, is currently the subject of a National Instrument 43-101 (“NI 43-101”) Preliminary Economic Assessment (“PEA”) study. La Arena Phase II is currently viewed as a potential long-lived expansion to the existing operation. The PEA is expected to be published in Q3 2017.

Financial and cost per ounce overview

Q1 2017 gold sales generated $59.0 million in revenues at mine operating costs of $31.6 million resulting in mine operating earnings of $27.5 million. Q1 2016 gold sales generated $54.0 million in revenues at mine operating costs of $31.1 million resulting in mine operating earnings of $22.9 million.

Total cash costs net of by-product credits for Q1 2017 were $513 per ounce compared to $638 per ounce for Q1 2016, a decrease of $125 per ounce, or 20%. All-in sustaining costs for Q1 2017 were $683 per ounce compared to $825 per ounce for Q1 2016, a decrease of $142 per ounce, or 17%. The decrease in total cash costs net of by-product credits and all-in sustaining costs per ounce resulted from a higher average grade in Q1 2017 and changes to production reporting to include in-carbon gold inventory as well as gold poured in doré. This change resulted in a one-time impact to production from the initial recognition of gold in-carbon of 6.6 thousand ounces and decreases of $73 and $98 per ounce to total cash costs net of byproduct credits and all-in sustaining costs, respectively.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Pit development and production

Production from the Calaorco pit in Q1 2017 totaled 3.4 million tonnes of ore sent to leach pad at an average gold grade of 0.53 g/t containing 57.9 thousand gold ounces. All ore tonnes were sent directly to process except for the 0.2 million tonnes of low grade ore which was crushed and used as overliner on the leach pad.

Ore and waste continue to be mined from the third, fourth and fifth phases of the Calaorco pit, with pit phase 3 expected to be depleted during Q2 2017.

Absorption, desorption and refining process plant

The absorption, desorption and refining process plant performed well over the period with an average of 11.6 hectares under irrigation throughout Q1 2017.

The La Arena plant recovered 53.0 thousand ounces of gold during Q1 2017. Gold recovery continues to be approximately 86%.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Shahuindo mine

	Q1 2017(4)	Q1 2016(3)(4)

Tonnes Ore Mined (000’s)	1,355	1,090
Strip Ratio	0.80	0.29
Tonnes Placed on Pads(1) (000’s)	989	791
Average Gold Grade(g/t)	0.64	0.97
Gold Ounces Placed on Pads (000’s)	20.3	24.5
Gold Ounces Recovered (000’s)	19.7	7.6
Costs Per Ounce Gold Produced(2)
Total cash costs per ounce before by-product credits	$606	$-
Total cash costs per ounce net of by-product credits	$582	$-
Total production costs per ounce net of by-product credits	$902	$-
All-in sustaining costs per ounce net of by-product credits	$870	$-
Capital Expenditures	$8,319	$18,086
Sustaining Capital	$2,652	$-
Non-Sustaining Capital	$5,667	$18,086

(1)	Tonnes placed on pads include tonnes of ore mined and tonnes from stockpile.
(2)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(3)

Commercial production at Shahuindo was declared on May 1, 2016. The figures presented for Q1 2016 are pre-commercial production. The Company has not calculated costs per ounce for pre-commercial production operations.

(4)	Numbers may not calculate due to rounding.

Property overview

The Shahuindo mine is located in the province of Cajabamba of northern Peru, approximately 510 kms north-northwest of Lima and 30 kms north of the Company’s La Arena mine. Operations are exploiting an intermediate-sulfidation sediment-hosted epithermal gold deposit by open pit methods using conventional drill/blast, load and haul methods. Ore is currently truck-dumped onto leach pads with plans to implement crushing and agglomeration of the ore prior to leaching in Q3 2017. The mine is currently operating at a rate of 10,000 tpd and scheduled to increase to 36,000 tpd in 2019 (see also “Future Developments – 2017 guidance” section in this MD&A and “Capital Projects” below). The Company declared commercial production at Shahuindo in May 2016.

Proven and Probable oxide Mineral Reserves at the Shahuindo mine as of January 1, 2017 totaled 110.3 million tonnes at an average gold grade of 0.52 g/t containing 1.9 million ounces of gold.

Financial and cost per ounce overview

Q1 2017 gold sales generated $19.4 million in revenues at mine operating costs of $17.4 million resulting in mine operating earnings of $2.1 million.

Total cash costs net of by-product credits and all-in sustaining costs net of by-product credits for Q1 2017 were $582 and $870 per ounce, respectively. The decrease in total cash costs net of by-product credits and all-in sustaining costs per ounce resulted from changes to production reporting to include in-carbon gold inventory as well as gold poured in doré. This change resulted in a one-time impact to production from the initial recognition of gold in-carbon of 2.4 thousand ounces and decreases of $82 and $122 per ounce for total cash costs net of by-product credits and all-in sustaining costs, respectively. Costs were also impacted as a result of the continued ramp-up period as well as ongoing sustaining capital projects in the quarter.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Pit development and production

Production from the Shahuindo pit in Q1 2017 totaled 1.4 million tonnes of ore at an average strip ratio of 0.80. A total of 1.0 million tonnes at an average gold grade of 0.64 g/t containing 20.3 thousand gold ounces were placed on the leach pads during Q1 2017.

Fine-grained siltstone ores are is being blended with coarser-grained sandstone ores in order to optimize leaching permeability until the initial crushing and agglomeration circuit is commissioned in Q3 2017.

Absorption, desorption and refining process plant

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

During Q1 2017, the Shahuindo plant produced 19.7 thousand ounces of gold.

Leaching operations were focused on Pad 1 with an average area under leach of 7.4 hectares. Overall gold recovery increased from 56% to 59% during Q1 2017, in line with the ramp up to an ultimate recover of 67% for run-of-mine material. Pad 2A started operation in late March and was loaded with coarse grained ore to enhance permeability on the first ore lift.

Capital projects

The construction of the major storm events pond was completed in January 2017 with a total capacity of 45,000m3. Additionally, two settling ponds of 15,000m3 each were constructed to minimize suspended solids and to increase the current water storage capacity.

The construction of the base platform and preparation of the foundation for the South waste rock dump was completed during Q1 2017 for use beginning in April 2017. The South waste rock dump has sufficient capacity to accommodate waste rock material mined from the Shahuindo pit through Q4 2018.

Engineering of the initial 12,000 tpd crushing and agglomeration circuit is complete, equipment fabrication and procurement is nearing completion and the mine began receiving initial equipment deliveries in Q4 2016. The Company completed the permitting process and began construction of the 12,000 tpd plant in Q1 2017. The Company anticipates finalizing the purchase order for the additional 24,000 tpd crushing and agglomeration equipment by mid-year 2017 with installation complete and commissioning underway by mid-year 2018. The project is planned to reach the full 36,000 tpd production rate in the second half of 2018, providing an expected 80% ultimate gold recovery, in line with the pre-feasibility study.

Of the $80 million total project budget for the crushing and agglomeration circuit, approximately $20.1 million has been spent through March 31, 2017 ($5.7 million spent in Q1 2017). Of the remaining amount, the Company has $13.0 million in commitments with the balance expected to be spent Q2 2017 through Q4 2017 and 2018. Capital expenditures are expected to be higher in Q2 2017 through Q4 2017 based on the timing of permits received and minor delays due to the heavy rains during Q1 2017 and the timing of scheduled construction activities associated with crushing and agglomeration and leach pads. The project remains on schedule and budget.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Timmins mines

	Q1 2017(3)		Q1 2016(2)(3)

Tonnes Ore Mined (000’s)	333
Tonnes Ore Milled (000’s)	317
Average Tonnes Milled (tpd)	3,521
Average Gold Grade(g/t)	4.46
Average Gold Recovery	97%
Gold Ounces Recovered (000’s)	43.9
Costs Per Ounce Gold Produced(1)
Total cash costs per ounce before by-product credits	$647	$
Total cash costs per ounce net of by-product credits	$645	$
Total production costs per ounce net of by-product credits	$990	$
All-in sustaining costs per ounce net of by-product credits	$1,070	$
Capital Expenditures	$24,415	$
Sustaining Capital	$14,586	$
Non-Sustaining Capital	$9,829	$

(1)

Non-GAAP financial measures are described in the “Non-GAAP Financial Measures” section of this MD&A and include a reconciliation to total operating costs from the Company’s interim financial statements.

(2)	Results prior to the acquisition date of April 1, 2016 are excluded.
(3)	Numbers may not calculate due to rounding.

Property overview

Timmins mines consist of two mining operations: Bell Creek and Timmins West, both of which feed the Bell Creek Mill.

Bell Creek

The Bell Creek mine is located in Hoyle Township, Ontario, Canada, approximately 20 kms northeast of the town of Timmins. Operations are exploiting steeply-dipping shear-hosted sulfide gold mineralization by underground longhole mining methods at a rate of approximately 900 tpd. Ore is processed at the Bell Creek mill.

Proven and Probable Mineral Reserves at the Bell Creek mine as of January 1, 2017 totaled 1.8 million tonnes at an average gold grade of 4.4 g/t containing 245 thousand ounces of gold.

Timmins West

The Timmins West mine property is located in Bristol, Thorneloe and Carscallen Townships, Ontario, Canada, approximately 19 kms west of the town of Timmins. The Timmins West mine is comprised of the Timmins deposit, Thunder Creek deposit, and the 144 Gap deposit. Operations are exploiting zones of steeply-dipping sulfide gold mineralization occurring within or along favorable lithostructural occurrences associated with regional shear zones at a rate of approximately 2600 tpd by longhole stoping methods. Ore is trucked to the Bell Creek mill for processing.

Proven and Probable Mineral Reserves at the Timmins West mine as of January 1, 2017 totaled 2.0 million tonnes at an average gold grade of 3.7 g/t containing 233 thousand ounces of gold.

Bell Creek Mill

The Bell Creek mill processes ore from both the Timmins West mine and the Bell Creek mine. Ore is processed by single-stage crushing and single stage grinding, with a portion of the gold recovered by gravity methods, followed by pre-oxidation and cyanidation with carbon-in-leach and carbon-in-pulp recovery.

Financial and cost per ounce overview

Q1 2017 gold sales generated $59.5 million in revenues at mine operating costs of $44.4 million resulting in mine operating earnings of $15.0 million.

Total cash costs net of by-product credits for Q1 2017 were $645 per ounce. All-in sustaining costs for the Q1 2017 were $1,070 per ounce, impacted by on-going capitalized ramp and sub-level development advancements.

Total cash costs net of by-product credits and all-in sustaining costs per ounce calculations are described in the “Non-GAAP Financial Measures” section of this MD&A.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Underground development and production

Bell Creek

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,585m of development completed in Q1 2017. Infill and definition drilling at the Bell Creek mine totaled 13,596m in Q1 2017.

During Q1 2017, the Bell Creek mine delivered 0.1 million tonnes of ore to surface, mined from longitudinal longhole stopes on multiple production sublevels.

Timmins West

Underground ramp and sublevel development continues to advance in support of the life-of-mine production schedule, with 2,779m of development completed in Q1 2017. Progress continued to be made on the infrastructure development at 144 Gap and included ramp, raise and lateral development to access the resource. Underground infill and definition drilling completed at the Timmins West mine in Q1 2017 to improve resource/reserve definition totaled 37,533m.

During Q1 2017, the Timmins West mine delivered approximately 0.2 million tonnes of ore to surface, mined primarily from longitudinal and transverse longhole stopes on multiple production sublevels from the Timmins West, Thunder Creek and 144 Gap deposits.

Mill processing

Mill operations averaged 3,521 tpd in Q1 2017. The mill processed a total of 0.3 million tonnes with an average gold feed grade of 4.46 g/t, recovering 43.9 thousand gold ounces in Q1 2017. Process recovery for Q1 2017 averaged 97%.

Construction of the Phase 5 tailings facility expansion at the Bell Creek Mill commenced in Q1 2017 and is expected to be complete in Q4 2017.

Capital projects

Bell Creek

Lateral development for the BC Shaft Project on four of five horizons is now completed as of Q1 2017. Focus is now shifted to the 1040 level and reaching shaft bottom in order to commence the last section of the vertical development. Vertical development progressed well during Q1 2017. The benching of the raise from the 300 level to the 535 level commenced as well as the raise from the 790 level up towards the 535 level using mechanized raise climbing method. Shaft rehabilitation work also progressed well in Q1 2017. Construction started on the internal sinking plant on the 240 horizon. Engineering and procurement continued on schedule with all permanent material available on plan. Surface infrastructure work continued in the quarter with the new administration complex progressing well.

Of the $80 million total budget for the BC Shaft Project, approximately $18.9 million has been spent to March 31, 2017 ($8.8 million spent in Q1 2017). Of the remaining amount, the Company has $12.7 million in commitments with the balance expected to be spent in 2017 and 2018. The project remains on schedule and budget.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

PROJECTS

La Arena Phase II Project

La Arena Phase II is a large-tonnage copper-gold porphyry deposit located in close proximity to the currently producing oxide gold deposit at the La Arena mine in Peru. Modeling of the La Arena porphyry was completed and incorporated into a three dimensional geologic model in 2016 which formed the basis for a new resource estimate and internal project scoping study. Encouraging results of the internal scoping study have led to the commissioning of a NI 43-101 PEA. The study is expected to be completed in Q3 2017 and could form the basis for further advancement of the project. In addition, the Company is conducting a drill program in 2017 to add further definition to the deposit and to obtain samples for metallurgical test work aimed at improving projected gold recoveries.

Fenn-Gib

The Fenn-Gib deposit is an advanced stage exploration project located 80 kms east of Timmins. A 2011 Mineral Resource estimate contained 1.3 million ounces of gold (40.8 million tonnes at 0.99 g/t Au) in the Indicated category and 0.75 million ounces of gold (24.5 million tonnes at 0.95 g/t Au) in the Inferred category. Drilling commenced in Q1 2017 to support a NI 43-101PEA to be completed later in the year.

Drilling initiated in late January focused on infill definition of the current resource to increase confidence and convert inferred resources to the Indicated category. Drilling during Q1 2017 comprised 35 holes for a total of 15,026m. Results received to date generally corroborate the geologic and resource models with the majority of holes returning similar grades and widths.

Work continues to refine the geologic model, to enhance metallurgical test work, to assess socio-economic and environmental factors and to develop a new Mineral Resource estimate and PEA expected later in the year.

EXPLORATION

Guatemala

All identified Mineral Resources for the Escobal project are located on the Escobal exploitation concession. Combined with the Juan Bosco exploration concession, these two concessions comprise the Escobal project area.

Exploration continued in Q1 2017 with four underground drill holes for 2,243m completed in the area between the East and Central zones. The drilling encountered mineralization hosted in vein, breccia and stockwork which correlates with the easterly projection of the Central Zone. Mineralization identified by drilling extends 250m laterally and vertically from the previously defined Central Zone resource limit.

Guatemala exploration expenditures totaled $0.3 million during Q1 2017 (Q1 2016: $0.1 million).

Peru

In Peru exploration drilling during Q1 2017 focused on a number of satellite targets at the Shahuindo project. At La Arena preparations were made for metallurgical drilling planned for Q2 2017. In addition, early-staged exploration advanced on regional targets surrounding both the La Arena and Shahuindo resource areas.

Shahuindo

Exploration at Shahuindo focused on step-out drilling to define the margins of the current resource and identify new zones outside of the current planned pit. A total of 19 holes for 3,998m were completed during Q1 2017 in the San Jose and the La Chilca zones on the extreme northwest margin of the Shahuindo resource and the Pampa Arenas zone east of the current starter pit.

Recent drilling at La Chilca has confirmed mineralization extending 400m northwest of the current Shahuindo pit limit in predominantly sandstone host rocks. A wide zone of sulfide mineralization was encountered 150m southwest of the main Shahuindo zone. Follow up drilling is planned for Q2 2017 to determine the near surface oxide potential of this trend.

Drilling in the San Jose zone added definition to the existing geologic model. Results generally corroborate prior modeling and may influence an expansion of the current pit. Results from 2016 and 2017 from all satellite zones (including San Lorenzo and El Sauce) will be included in the mid-year Shahuindo Mineral Resource update.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Reconnaissance work continued in areas north and northwest of Shahuindo to identify additional early-stage district targets. Trenching in the Tabacos, Alisos and Azules zones 1.2 to 1.5 kms north of Shahuindo exposed wide zones of mineralization within oxidized sandstone host rocks. Highlights of the north zone trenches include 83.0m at 0.66 g/t Au, 41.1m at 0.25 g/t Au and 47.5m at 0.76 g/t Au. The north zone has received little to no prior drilling and offers the potential to significantly influence the Shahuindo resource and mine plan. Drilling at these early-stage exploration targets is planned as permits are received in 2017. Refer to the press release dated January 9, 2017 available on the Company’s website at www.tahoeresources.com on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

La Arena

No drilling was carried out during Q1 2017 at La Arena. Planning continued for extensional and metallurgical drilling at the Phase II project. A total of 15,000m of drilling is planned to test depth and strike extensions (eight holes for 12,000m) and obtain metallurgical samples (4,000m). Drilling is expected to begin in early Q2 2017.

Peru exploration expenditures totaled $1.4 million for Q1 2017 (Q1 2016: $0.3 million).

Canada

In Canada during Q1 2017 a total of 31,666m of exploration drilling was completed throughout the region. The exploration drilling totals are in addition to the 15,319m of deposit infill and definition drilling also completed in Q1 2017. This exploration is part of the Company’s long-term strategy to grow gold Mineral Reserves and/or Mineral Resources by two to four million ounces in Canada. Refer to the “Future Developments - Targets and Initiatives” section in this MD&A.

Timmins West Complex

Drilling at the Timmins West Complex focused on extensional drilling at the Timmins Mine Deposit and exploration on targets along the southern144 Trend.

At the Timmins Mine drilling continued to define the down-plunge extension of the Timmins Deposit Fold Nose where prior results proved mineralization 150m below the current resource limit. Intercepts reported within this extension in Q4 2016 included 4.0m at 5.05 g/t Au, 0.8m at 138 g/t Au, 6.2m at 4.83 g/t Au and 3.7m at 24.13 g/t Au. Refer to the press release dated January 9, 2017 available on the Company’s website at www.tahoeresources.com on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In February 2017 a deep master drillhole successfully intersected the fold nose structure an additional 350m to depth. This deep intercept contained altered mine sequence rocks that contained several narrow mineralized zones. Subsequent wedge cuts are planned to test the target structure above and below the deep master hole along the deep Timmins extension.

144 Trend

Drilling continued at the 144 South zone approximately 1.6 kms southwest of the 144 Gap Deposit where Q1 2017 drilling included 4 surface exploration holes and 4 wedge cuts for a total of 7,847m. Recent drilling on the east side of the 144 South zone succeeded in extending mineralization over 50-100m vertically from prior drilling. Mineralization in the 144 South zone is now defined over a 300m strike and 700m vertical range.

Drilling continues to explore along 144 Trend to depth and at least 1.5 kms along strike to the southwest. Recent drilling suggests a potential new trend defined by favorable rock types, alteration and structural control where offset by lateral faulting. Additional drilling is planned to further test this target in Q2 2017.

Bell Creek Complex

Exploration in Q1 2017 at the Bell Creek Complex included seven underground holes for 2,595m and four surface holes for 3,499m. Underground drilling focused on the NA, NAX, NB and NC zones (between 460 and 280 levels) on west side of the Bell Creek resource which received limited drilling in the past. Positive results to date have extended mineralization in the NA zone 30-50m west of where previously defined by drilling.

Surface drilling also continued to test depth extensions on the Schumacher and Vogel zones east of the Bell Creek mine with positive results in both areas. Two holes drilled at the Schumacher zone 500m east of the Bell Creek Mine encountered mineralization related to moderate alteration and minor sulphides. Two holes drilled at Vogel (one kilometre east of Bell Creek) defined mineralization more than 250m below the current resource limit. Both Vogel and Schumacher zones remain open to depth and follow up drilling is planned during Q2 2017.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Whitney project

The Whitney project is currently a joint venture with Goldcorp for which the Company is the operator. The Whitney project covers approximately 8.9km 2 adjacent to the Bell Creek Complex where recent work by the Company included drilling and environmental studies which could be used to support future resource updates.

Q1 2017 drilling included four surface holes and two wedge cuts totaling 1,413m near the Hallnor Mine to test both shallow open-pit and deep underground targets. Near surface drilling increased confidence in grade and tonnage in the conceptual open pit resource while deep drilling was designed to delineate underground targets at the Hallnor Mine. Deep drilling continues to return narrow high-grade intercepts related to extension of the #19 and #20 Hallnor veins which have been extended up to 140m west and 200m down dip from the deepest mine workings.

Further to the Company’s July 5, 2016 announcement regarding a proposed transaction to increase its ownership in the Whitney project to 100%, negotiations for a definitive agreement remain ongoing although the original Letter of Intent expired on December 31, 2016. Any transaction will be subject to the execution of a definitive agreement and to the approval by the Company’s Board of Directors.

Juby

Juby is a large near-surface deposit located in the Shining Tree Area of Northern Ontario, near the town of Gowganda, 100 kms south of Timmins. Current Mineral Resources include 26.6 million tonnes at an average grade of 1.28 grams per tonne for 1.1 million ounces in the Indicated Mineral Resource category and 96.2 million tonnes at an average grade of 0.94 grams per tonne for 2.9 million ounces in the Inferred Mineral Resource category.

Preparations for an exploration program designed to validate and expand the current resource estimate in 2017 are currently underway. Initial data compilation, exploration planning and refinement of the current geologic and resource models initiated in Q1 2017 have identified a number of high priority exploration targets outside of the primary resource areas. Field mapping, sampling and 10,000m of diamond drilling are planned to test these targets later in 2017.

Gold River

The Gold River Trend East and West deposits are located approximately four kilometres south of the Timmins West mine and contain an Indicated Mineral Resource of 117.4 thousand ounces of gold (0.7 million tonnes at an average gold grade of 5.29 g/t) and an Inferred Mineral Resource of 1,027.8 thousand ounces of gold (5.3 million tonnes at an average gold grade of 6.06 g/t). There was no drilling at Gold River during Q1 2017.

Expensed exploration expenditures in Canada amounted to $2.5 million for Q1 2017.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CASH FLOW, LIQUIDITY, CAPITAL RESOURCES AND OTHER INFORMATION

CASH FLOW

Q1 2017 vs. Q1 2016

Cash provided by operating activities before changes in working capital was $132.9 million during Q1 2017, compared to $69.3 million during Q1 2016. Net cash provided by operating activities totaled $78.6 million for Q1 2017, compared to $25.3 million for Q1 2016. The increases in cash provided by operating activities before changes in working capital and net cash provided by operating activities of $63.6 million and $53.3 million, respectively, are primarily due to an increase in sales of approximately 0.9 million ounces of silver in concentrate and 67.6 thousand ounces of gold in doré combined with higher realized metals prices.

Investing activities consisted of additions to property, plant, and equipment of $48.1 million during Q1 2017, compared to $27.4 million during Q1 2016. Investment activities included on-going leach pad and waste dump construction at La Arena and Shahuindo, development of the BC Shaft Project, tailings impoundment expansion at Bell Creek, resource infill and stope definition drilling at the Timmins mines, ongoing development at Escobal, and various infrastructure construction including the crushing and agglomeration circuit at Shahuindo.

Financing activities resulted in a cash outflow of $17.8 million during Q1 2017 compared to a cash outflow of $15.4 million during Q1 2016. The Q1 2017 outflow was primarily due to the $14.8 million cash payment of dividends, a $0.1 million payment of financing fees, $0.9 million in interest paid and $2.7 million in payments on the finance leases. These outflows were partially offset by $0.7 million in proceeds from the issuance of common shares on exercise of share options. The Q1 2016 cash outflow was primarily due to the $13.7 million cash payment of dividends, $1.6 million in payments on the finance leases and $1.6 million in interest and financing fees paid which were offset by $1.6 million in proceeds from the issuance of common shares on exercise of share options.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL RISK MANAGEMENT

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2016. It is the opinion of management, based on the Company’s current liquidity position, continued steady state operations and sale of concentrate and doré production, that the Company’s liquid assets will be sufficient to discharge liabilities, and to continue funding operations. For details on specific risks, refer to the Company’s MD&A for the year ended December 31, 2016.

The Company’s capital consists of the following:

	March 31,	December 31,
	2017	2016
Equity	$2,634,404	$2,572,154
Debt	35,000	35,000
Lease obligations	13,596	15,946
	2,683,000	2,623,100
Cash and cash equivalents	(175,397)	(163,368)
Restricted cash	(4,993)	(4,672)
	$2,502,610	$2,455,060

Financial risk management

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk, which includes sub-categories of foreign exchange risk, interest rate risk and price risk.

During Q1 2017, there were no significant changes to the Company’s exposure to risks resulting from its use of financial instruments or to its financial risk management strategy. For details on specific risks, please refer to the Company’s MD&A for the year ended December 31, 2016.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DEBT FACILITIES

Credit facility

The Company has a credit facility (the “Facility”) with an international bank in the aggregate amount of $35 million. The Facility bears interest at LIBOR plus 2.25% on the portion drawn. The LIBOR rate was reset on April 11, 2017. The Facility has a two-year term, maturing April 9, 2018.

Revolving credit facility

The Company has a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on certain financial ratios, the Revolving Facility bears interest on the portion drawn, on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is based on the Company’s consolidated net leverage ratio. The Revolving Facility has a three-year term, maturing August 10, 2018. Proceeds may be used for general corporate purposes. As at the date of this MD&A, the Company had not drawn on the Revolving Facility.

Standby fees for the undrawn portion of the Revolving Facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $0.2 million for Q1 2017 (Q1 2016: $0.2 million). The Revolving Facility has a three-year term maturing August 10, 2018. Proceeds may be used for general corporate purposes. As at the date of this MD&A, the Company had not drawn on the Revolving Facility.

Covenants and other information

The Company is currently in compliance with all covenants associated with the Revolving Facility and the Facility.

There have been no changes to the Company’s debt facilities during Q1 2017 other than the LIBOR rate reset noted above. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.

LEASE OBLIGATIONS

There have been no significant changes to the Company’s lease obligations during Q1 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.

At March 31, 2017, the Company had total lease obligations of $13.6 million (December 31, 2016: $15.9 million).

COMMITMENTS AND CONTINGENCIES

There have been no significant changes to the Company’s undiscounted commitments during Q1 2017. For details, please refer to the Company’s MD&A for the year ended December 31, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

USE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The principal financial instruments currently affecting the Company’s financial condition are cash and cash equivalents, restricted cash, trade and other receivables (including provisionally priced accounts receivable), other financial assets, accounts payable and accrued liabilities, debt and finance leases. The Company’s exposure to credit risk on its foreign currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have strong credit ratings. A minimal amount of cash is held by banks in Switzerland, Barbados, Guatemala and Peru to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid instruments and on deposit with stable institutions and are redeemable on demand.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

RECLAMATION AND CLOSURE

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carrying amount of the related assets is recorded and amortized over the life of the asset.

In determining the discount rate to be used in the calculations of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place. The discount rates used in the calculations were between 4.00% and 6.00% .

At March 31, 2017, the Company has estimated the undiscounted cash flows and present value of the future reclamation obligation arising from its activities to be $98.8 million and $65.1million, respectively (December 31, 2016: $99.3 million and $64.2 million, respectively).

There were no changes to the partial guarantees for the closure obligations of the La Arena, Shahuindo and Timmins mines during Q1 2017. The letters of credit remained at $12.5 million and $5.0 million for La Arena and Shahuindo, respectively and the bond remained at $5.7 million for the Timmins mines.

ASSET VALUATION

During Q1 2017, there have been no events or changes in circumstances that would indicate either an impairment or the reversal of impairments previously taken of the Company’s assets.

OUTSTANDING SHARE DATA

As at May 2, 2017, the Company had 312,301,249 issued and outstanding common shares, 4,254,643 issued and outstanding options and 434,000 issued and outstanding deferred share awards.

DIVIDENDS

The Company declared and paid dividends of $18.7 million during Q1 2017 (Q1 2016: $13.7 million), including $3.9 million which were paid as share-based dividends for a total issuance of 474,377 common shares of the Company (Q1 2016: $nil paid as share-based dividends). This increase in dividend payments over Q1 2016 primarily relates to the additional shares outstanding as a result of the acquisition of Lake Shore Gold on April 1, 2016.

The Company declared and paid dividends totaling $6.2 million during April 2017, including $1.3 million paid as share-based dividends for a total issuance of 166,422 common shares of the Company (April 2016: $6.0 million in dividends paid and $nil paid as share-based dividends).

CHANGES IN ACCOUNTING POLICIES AND STANDARDS

Application of new and revised accounting standards effective January 1, 2017

The Company has evaluated the new and revised IFRS standards and has determined that there is no material impact on the interim financial statements upon adoption. Details of these accounting standards are disclosed in note 4a) of the interim financial statements.

Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for Q1 2017, and have not been applied in preparing the interim financial statements. The Company is currently evaluating the impact that future accounting standards and interpretations may have on its consolidated financial statements. Details of these standards and interpretations are disclosed in note 4b) of the interim financial statements.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s determination of: functional currency; forward market prices for quotational periods used in revenue recognition of provisional priced concentrate sales; asset carrying values, impairment charges of long-lived assets; Mineral Resources; the valuation of share-based payments; and amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

A more extensive discussion of critical accounting estimates and other accounting policies is contained in the Company’s consolidated financial statements. During the Q1 2017, there have been no changes to these critical accounting estimates and other than as disclosed in the Company’s interim financial statements.

NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs, total production costs, all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”), adjusted earnings, adjusted earnings per share, cash provided by operating activities before changes in working capital per share and net cash flow provided by operating activities per share. These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine primarily produces silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from Escobal and is therefore considered “by-product”. The Company’s La Arena, Shahuindo and Timmins mines primarily produce gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue from these mines and is therefore considered “by-product”. The Company believes these measures may provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of by-product credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures. These non-GAAP financial measures may be calculated differently by other companies depending on the underlying accounting principles and policies applied.

The Company also reports total operating costs (cost of sales) per ounce. The Company believes that this metric is important in assessing the performance of each of the Company’s sold metals and as a meaningful GAAP-based comparison to other mining companies. Total operating costs (cost of sales) per ounce sold is calculated by dividing total the operating costs by gold ounces sold. Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties. The reconciliation of total operating costs (cost of sales) to total cash costs is included in the total cash cost and total production cost tables below. Comparative periods have been updated to reflect current period presentation. There is no impact to current or prior period disclosed numbers due to the inclusion of this metric.

Consolidated adjusted earnings and consolidated adjusted earnings per share

The Company has adopted the reporting of consolidated adjusted earnings (“adjusted earnings)” and consolidated adjusted earnings per share (“adjusted earnings per share”) as a non-GAAP measure of a precious metals mining company’s operating performance. This measure has no standardized meaning and the Company’s presentation of adjusted measures are not meant to be substituted for GAAP measures of consolidated earnings or consolidated earnings per share and should be read in conjunction with such GAAP measures. Adjusted earnings and adjusted earnings per share are calculated as earnings excluding i) non-cash impairment losses and reversals on mineral interests and other assets, ii) unrealized foreign exchange gains or losses related to the revaluation of deferred income tax assets and liabilities on non-monetary items, iii) unrealized foreign exchange gains or losses related to other items, iv) unrealized gains or losses on derivatives, v) non-recurring provisions, vi) gains or losses on sale of assets and vii) any other non-recurring adjustments and the related tax impact of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment. Non-recurring adjustments from unusual events or circumstances are reviewed periodically based on materiality and the nature of the event or circumstance.

The Company calculates adjusted earnings and adjusted earnings per share on a consolidated basis.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q1 2017	Q1 2016(1)
Earnings	$74,697	$37,808
Unrealized foreign exchange loss (gain)	372	(2,187)
Acquisition costs(2)	-	682
Gain on derivative instruments (currency swap)	-	(814)
Adjusted earnings	$75,069	$35,489

Weighted average common shares outstanding
Basic (000’s)	311,948	227,760
Diluted (000’s)	312,025	227,898
Adjusted earnings per share
Basic	$0.24	$0.16
Diluted	$0.24	$0.16

(1)	Results of the Timmins mines prior to the date of acquisition of Lake Shore Gold on April 1, 2016 are excluded.
(2)	Costs related to the acquisition of Lake Shore Gold on April 1, 2016.

Total cash costs and total production costs

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis for the Escobal mine and the La Arena, Shahuindo and Timmins mines, respectively. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry and serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of silver production by silver mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts by-product credits from sales which are incidental to producing silver and gold.

Total cash costs (silver)

Total cash costs and total production costs per ounce of produced silver, net of by-product credits

Total cash costs and total production costs	Q1 2017(4)	Q1 2016(2)(4)
Total operating costs (cost of sales)(1)	$53,481	$46,505
Depreciation and depletion	(14,601)	(12,972)
Change in product inventory	140	(2,266)
Treatment and refining charges	9,271	7,385
Total cash costs before by-product credits	$48,291	$38,652
By-product credits(3)	(16,151)	(12,946)
Total cash costs net of by-product credits	$32,140	$25,706
Depreciation and depletion	14,601	12,972
Total production costs net of by-product credits	$46,741	$38,678

Silver ounces sold in concentrate (000’s)	5,526	4,468
Silver ounces produced in concentrate (000’s)	5,614	5,695

Total operating costs (cost of sales) per ounce sold	$9.68	$10.41
Total cash costs per ounce produced before by-product credits	$8.60	$6.79
Total cash costs per ounce produced net of by-product credits	$5.72	$4.51
Total production costs per ounce produced net of by-product credits	$8.33	$6.79

(1)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(2)	Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

(3)	Gold, lead and zinc by-product credits are calculated as follows:

	Q1 2017				Q1 2016
		Unit	Total	Credit per				Credit per
	Quantity	Price	Credit	ounce	Quantity	Unit Price	Total Credit	ounce
Gold Ounces	1,935	$1,309	$2,534	$0.45	2,124	$1,364	$2,897	$0.51
Lead Tonnes	2,059	$2,588	$5,328	$0.95	2,386	$1,591	$3,795	$0.67
Zinc Tonnes	2,801	$2,960	$8,289	$1.48	3,336	$1,875	$6,254	$1.10

(4)	Numbers in table may not calculate due to rounding.

Total cash costs (gold)

Total cash costs and total production costs per ounce of produced gold, net of by-product credits

	Q1 2017(5)
	La Arena	Shahuindo	Timmins mines	Total
Total operating costs (cost of sales)(3)	$31,575	$17,395	$44,421	$93,391
Depreciation and depletion	(5,968)	(6,104)	(15,168)	(27,240)
Change in product inventory(1)	1,374	553	(904)	1,023
Smelting and refining charges	317	89	58	464
Total cash costs before by-product credits	$27,298	$11,933	$28,407	$67,638
Silver credit(4)	(131)	(469)	(103)	(703)
Total cash costs net of by-product credits	$27,167	$11,464	$28,304	$66,935
Depreciation and depletion	5,968	6,104	15,168	27,240
Total production cost net of by-product credits	$33,135	$17,568	$43,472	$94,175

Gold ounces sold (000’s)	48.9	15.7	49.4	114.0
Gold ounces produced(2) (000’s)	53.0	19.7	43.9	116.6

Total operating costs (cost of sales) per ounce sold	$646	$1,108	$899	$819
Total cash costs per ounce produced before by-product credits	$515	$606	$647	$580
Total cash costs per ounce produced net of by- product credits	$513	$582	$645	$574
Total production costs per ounce produced net of by-product credits	$625	$892	$990	$808

(1)

Change in product inventory at Shahuindo for Q1 2017 includes costs related to gold produced in doré, but not sold as at March 31, 2017. Costs associated with the build-up of stockpile during the commissioning phase which remain work in process inventory at March 31, 2017 have been excluded from the inventory movements in the period.

(2)	Gold ounces produced at La Arena and Shahuindo are gold ounces produced in doré.
(3)	Total operating costs (cost of sales) includes production costs, depreciation and depletion and royalties.
(4)	Consolidated silver by-product credits are calculated as follows:

			Q1 2017
			Total
	Quantity	Unit Price	Credit	Credit per ounce
Silver Ounces	34,196	$20.57	$703	$6.04

(5)	Numbers in table may not calculate due to rounding.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

	Q1 2016(1)(2)(6)(7)
	La Arena		Shahuindo		Timmins mines	Total
Total operating costs (cost of sales)(3)	$30,976		$-		$-	$30,976
Depreciation and depletion	(4,620)		-		-	(4,620)
Change in product inventory	3,341		-		-	3,341
Smelting and refining charges	41		-		-	41
Total cash costs before by-product credits	$29,738		$-		$-	$29,738
Silver credit(5)	(22)		-		-	(22)
Total cash costs net of by-product credits	$29,716		$-		$-	$29,716
Depreciation and depletion	4,620		-		-	4,620
Total production cost net of by-product credits	$34,336		$-		$-	$34,336

Gold ounces sold (000’s)	46.1		-		-	46.1
Gold ounces produced(4) (000’s)	46.6		-		-	46.6

Total operating costs (cost of sales) per ounce sold	$744	$		$		$744
Total cash costs per ounce produced before by-product credits	$639		$-		$-	$639
Total cash costs per ounce produced net of by- product credits	$638		$-		$-	$638
Total production costs per ounce produced net of by-product credits	$737		$-		$-	$737

(1)	Q1 2016 comparative figures exclude data from the Timmins mines.
(2)	Q1 2016 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.
(3)	Total operating costs (cost of sales) includes production costs, depreciation and depletion, royalties and smelting and refining charges.
(4)	Gold ounces produced at La Arena are gold ounces produced in doré.
(5)	Silver by-product credits are calculated as follows:

	Q1 2016
			Total
	Quantity	Unit Price	Credit	Credit per ounce
Silver Ounces	1,520	$14.47	$22	$0.47

(6)	Table has been updated to reflect current period presentation with no impact to the cash costs previously presented.
(7)	Numbers in table may not calculate due to rounding.

All-in sustaining costs

The Company has also adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council (“WGC”), the market development organization for the gold industry. The WGC is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

All-in sustaining costs include total cash costs incurred at the Company’s mining operations, sustaining capital expenditures, corporate administrative expense, exploration and evaluations costs, and reclamation and closure accretion. The Company believes that this non-GAAP measure represents the total costs of producing silver and gold from its operations, and provides additional information of the Company’s operational performance and ability to generate cash flows to support future capital investments and to sustain future production.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

All-in sustaining costs (silver)

Total all-in sustaining costs per ounce of produced silver, net of by-product credits

	Q1 2017(2)	Q1 2016(2)
Total cash costs net of by-product credits	$32,141	$25,706
Sustaining capital(1)	9,916	4,147
Exploration	255	127
Reclamation cost accretion	61	43
General and administrative expenses	3,137	3,976
All-in sustaining costs	$45,509	$33,999

Silver ounces produced in concentrate (000’s)	5,614	5,695

All-in sustaining costs per ounce produced net of by-product credits	$8.11	$5.97

(1)	Sustaining capital includes underground development and surface sustaining capital expenditures.
(2)	Numbers in table may not calculate due to rounding.

All-in sustaining costs (gold)

Total all-in sustaining costs per ounce of produced gold, net of by-product credits

	Q1 2017(1)
	La Arena	Shahuindo	Timmins mines	Total

Total cash costs net of by-product credits	$27,167	$11,464	$28,304	$66,935
Sustaining capital	5,905	2,652	14,586	23,143
Exploration	74	1,001	2,026	3,101
Reclamation cost accretion	351	210	23	584
General and administrative expenses	2,679	1,819	2,031	6,529
All-in sustaining costs	$36,176	$17,146	$46,970	$100,292

Gold ounces produced (000’s)	53.0	19.7	43.9	116.6

All-in sustaining costs per ounce produced net of by-product credits	$683	$870	$1,070	$860

(1)	Numbers in table may not calculate due to rounding.

	Q1 2016(1)(2)(3)
	La Arena	Shahuindo	Timmins mines	Total
Total cash costs net of by-product credits	$29,716	$-	$-	$29,716
Sustaining capital	4,569	-	-	4,569
Exploration	153	-	-	153
Reclamation cost accretion	396	-	-	396
General and administrative expenses	3,584	-	-	3,584
All-in sustaining costs	38,418	-	-	38,418

Gold ounces produced in doré (000’s)	46.6	-	-	46.6

All-in sustaining costs per ounce produced net of by-product credits	$825	$-	$-	$825

(1)	Q1 2016 comparative figures exclude data from the Timmins mines.
(2)	Q1 2016 comparative figures exclude data from the Shahuindo mine as commercial production was declared May 1, 2016.
(3)	Numbers in table may not calculate due to rounding.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Cash provided by operating activities before changes in working capital per share and net cash provided by operating activities per share

Cash provided by operating activities before changes in working capital represents the cash flows generated by operating activities after adjusting for interest expense, income tax expense and financing fees as well as items not involving cash but before changes in working capital. Net cash provided by operating activities represents the cash flows generating by operating activities after changes in working capital and income taxes paid. Management believes that the presentation of these additional GAAP measures on a per share basis (non-GAAP measure) provides useful information to investors to evaluate the Company’s ability to generate cash flows from its mining operations.

The non-GAAP per share measures described above do not have standardized meanings prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other reporting issuers.

	Q1 2017	Q1 2016
Cash provided by operating activities before changes in working capital(1)	$132,851	$69,319
Net cash provided by operating activities(1)	$78,575	$25,293

Basic weighted average common shares outstanding	311,948	227,760

Cash provided by operating activities before changes in working capital per basic share	$0.43	$0.30
Net cash provided by operating activities per basic share	$0.25	$0.11

(1)

Refer to the condensed interim consolidated statements of cash flows in the Company’s interim financial statements for a detailed reconciliation from earnings and total comprehensive income to cash provided by operating activities before changes in working capital and net cash provided by operating activities.

RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of, among other things, the risks of doing business in foreign countries, the sustainability of operations and the dependence on operating mines and the risks associated with the various development projects. This document should be read in conjunction with Tahoe’s 2016 Annual Information Form (“AIF”) which includes a risk factor discussion under the heading “Description of Our Business – Risk Factors Relating to Our Business” and “ – Risk Factors Relating to Our Shares”. Tahoe’s AIF is available on the Company’s website at www.tahoeresources.com on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

COUNTRY RISKS RELATED TO OPERATIONS

The Company’s operations are subject to political, economic, social and geographic risks. Mineral exploration and mining activities may be affected in varying degrees by government regulations relating to the mining industry, judicial activity or political change or instability. Operations may also be affected in varying degrees by government regulations and laws with respect to restrictions on production, permitting, real property, price controls, export controls, taxes, royalties, expropriation of property, environmental legislation and mine safety. Additional adverse effects could result from local protests impeding access to the Company’s properties through roadblocks or other public protests or attacks against the Company’s assets or personnel.

Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. In the past two decades, Guatemala has made progress in restructuring its political institutions and establishing democratic processes, however the country still suffers from social problems, including, but not limited to, a high crime rate, political corruption, malnutrition, poverty and uncertain land tenure. These issues could adversely affect the Company’s operations at the Escobal mine. In addition, local opposition to development projects often occurs. Opposition in the form of roadblocks, public protests or other means, by members of local communities, anti-mining NGOs, unemployed people and unions can occur on local, national and provincial routes. Renewed political unrest, changing government attitudes towards mining, or a political crisis could adversely affect the Company’s business and results of operations. The status of Guatemala as a developing country may make it more difficult for the Company to retain licenses and obtain required financing for projects.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

After a decade of political instability and one of its worst economic crises in history, Peru has experienced relative political stability and economic growth since the mid-1990s as a result of the restructuring of Peruvian institutions to create a free-market economy. Political tension, poverty, unemployment and social conflict still occur and may result in an adverse effect on the Company’s business and operations. In addition, illegal mining occurs in some regions of Peru, including in regions where the Company operates. Historically, unregulated mining operations have adversely impacted the environment, health and safety, human rights, security and the socio-economic fabric of the nearby communities. The Company is working to eliminate illegal mining and legitimize artisanal and informal mining on its concessions by utilizing government-sanctioned mitigation programs. Illegal mining may result in an adverse effect on the Company’s business and operations.

MATTERS RELATED TO ABORIGINAL RIGHTS IN CANADA

The Company’s Canadian mines, mineral properties and related mineral interests are located on and beneath lands that are or may be subject to claims of constitutionally protected aboriginal rights, aboriginal title and treaty rights. Canadian courts have set out certain tests that governments must adhere to in any permitting decisions that may affect asserted or established aboriginal rights and aboriginal title as well as treaty rights. This includes requirements for aboriginal consultation and, if appropriate, accommodation in respect of claimed but unproven aboriginal rights and title. It also includes requirements that must be met in order to justify any infringement of treaty rights, established aboriginal rights or aboriginal title (if proven and aboriginal consent has not been obtained).

The duties of consultation, accommodation and, where applicable, justification for infringement of aboriginal rights, aboriginal title and treaty rights apply to the federal and provincial governments, not to private companies. Canadian courts however, have held that governments can delegate certain procedural aspects of the duty to consult to private parties. Further, these governmental duties could affect the Company's interests in various indirect ways, including potential legal challenges to governmental permits that have been issued, challenges or delays in securing permits and approvals in future, the imposition of terms and conditions to address aboriginal interests and claims to lands or mineral interests.

In order to mitigate these risks, and in order to build constructive relations in the communities within which it operates, the Company is committed to working constructively with regulators and aboriginal communities to assist governments in fulfilling their duties to aboriginal peoples in respect of the Company’s Canadian mines and mineral properties. The Company is also committed to direct, bilateral engagements with aboriginal groups to explore opportunities for positive relations and mutual benefit. To this end, the Company is party to exploration and Impact and Benefits Agreements with local First Nations in respect of the Timmins mines that provide for education and training of First Nations members, employment opportunities, environmental care, and collaborative business opportunities.

RISKS RELATED TO THE LAKE SHORE GOLD ACQUISITION

The anticipated benefits from the Lake Shore Gold acquisition will depend in part on whether Tahoe and Lake Shore Gold’s operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, implementing uniform standards, controls, procedures and policies, as applicable, including the integration of Lake Shore Gold’s disclosure controls and procedures and internal control over financial reporting with the Company’s existing procedures and controls, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees.

RISKS RELATED TO INFORMATION SYSTEMS SECURITY

Attacks on the Company's information technology (“IT”) systems (or on systems of key third parties on which the Company relies), failure or non-availability of a key IT system or Industrial control system (“ICS") whether intentional or not, could result in disruptions to the Company’s operations, personal injury, property damage or financial or reputational risks. As the cyber threat landscape is ever changing, the Company’s primary focus includes: evaluating risk-prioritized controls, policies and procedures to protect against known and emerging threats; tools to provide automated monitoring and alerting; and disaster and backup recovery systems to restore systems and return to normal operations. The Company has implemented and tested system controls and infrastructure for disaster recovery for primary IT systems.

The Company's risk and exposure under these circumstances cannot be fully mitigated in consideration of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, networks, and data from attack or disclosure, damage or unauthorized access remain a priority. As cyber threats continue to emerge, the Company may be required to expend additional resources to continue to modify, enhance or refine protective measures and/or investigate and remediate any security vulnerabilities and processes.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the President and Chief Executive Officer (“CEO”) and the Vice-President and Chief Financial Officer (“CFO”), is responsible for the design of disclosure controls and procedures and internal controls over financial reporting (“ICFR”). Having assessed the effectiveness of the Company’s disclosure controls and procedures, the CEO and CFO believe that the disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including ICFR. To design and evaluate its ICFR, the Company used the Internal Control – Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”).

The Company’s ICFR include policies and procedures that: (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of its assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on its financial statements.

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

In accordance with National Instrument 52-109 and Rule 13a-15 as interpreted by the U.S. Securities and Exchange Commission, the design of ICFR excludes the controls, policies and procedures of Lake Shore Gold on the basis that not more than 365 days has passed since the acquisition date of April 1, 2016.

Management assessed the effectiveness of the Company’s ICFR as at December 31, 2016, based on the criteria set forth in the 2013 COSO Framework and concluded that, other than the limitation described above, the Company’s ICFR was effective and provided reasonable assurance that financial information was recorded, processed, summarized and reported in a timely manner as at December 31, 2016.

There were no changes in the Company’s ICFR during Q1 2017 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

CAUTIONARY NOTE REGARDING INTERNAL CONTROLS

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

TECHNICAL INFORMATION

Charles Muerhoff, Vice President Technical Services and Qualified Person as defined in National Instrument 43-101 has reviewed and approved the scientific and technical information contained in this MD&A.

The basis of the Mineral Resource and Mineral Reserve estimates for the Escobal mine is from Escobal Mine Guatemala NI 43-101 Feasibility Study dated November 5, 2014. Mineral Resources at January 1, 2017 are reported using a silver-equivalent cut-off grade of 130 g/t using metal prices of $22/oz silver, $1,325/oz gold, $1.00/lb lead and $0.95/lb zinc. Mineral Reserves at January 1, 2017 are reported using a cut-off grade calculated from the net smelter return value minus production costs using metal prices of $20/oz silver, $1,300/oz gold, $1.00/lb lead and $1.25/lb zinc. Mineral Resources and Mineral Reserves reported at January 1, 2017 were calculated by subtracting mine depletion volumes from the Mineral Resource and Mineral Reserve estimates stated in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the La Arena mine is from La Arena Project, Peru Technical Report (NI 43-101) dated February 27, 2015. Oxide Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 0.10 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported at a copper cut-off grade of 0.12% within a $3.50/lb copper and $1,400/oz gold pit shell. Oxide Mineral Reserves are reported using gold cut-off grades of 0.15 g/t for planned 2017 production and 0.10 g/t for planned post-2017 production within a pit designed from a $1,200/oz gold pit shell. Sulfide Mineral Reserves are reported at a copper cut-off grade of 0.12% within a pit designed from a $3.00/lb copper and $1,200/oz gold pit shell. Oxide Mineral Resources and Mineral Reserves reported at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources and Mineral Reserves remain unchanged as reported in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the Shahuindo mine is from Technical Report on the Shahuindo Mine, Cajabamba, Peru dated January 25, 2016. Oxide Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 0.15 g/t within a $1,400/oz gold pit shell. Sulfide Mineral Resources are reported at a gold cut-off grade of 0.5 g/t. Oxide Mineral Reserves at January 1, 2017 are reported at gold cut-off grades of 0.25 g/t for planned 2017 and 2018 production and 0.18 g/t for planned post-2018 production within a pit designed from a $1,200/oz gold pit shell. Oxide Mineral Resources and Mineral Reserves at January 1, 2017 were calculated by applying the mine topographic surface at January 1, 2017 to an updated Mineral Resource estimate effective July 1, 2016. Sulfide Mineral Resources remain unchanged as reported in the aforementioned technical report.

The basis of the Mineral Resource and Mineral Reserve estimates for the Timmins West mine is from 43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada dated February 29, 2016. Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 1.5 g/t. Mineral Reserves at January 1, 2017 are reported using a gold cut-off grade of 2.0 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.

The basis of the Mineral Resource and Mineral Reserve estimates for the Bell Creek mine is from NI 43-101 Technical Report, Updated Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada dated March 27, 2015. Mineral Resources at January 1, 2017 are reported at a gold cut-off grade of 2.2 g/t. Mineral Reserves at January 1, 2017 are reported using a gold cut-off grade of 2.2 g/t and a gold price of $1,250/oz. Mineral Resources and Mineral Reserves at January 1, 2017 calculated by subtracting June through October 2016 mine depletion volumes and November through December 2016 forecasted production from an updated Mineral Resource estimate effective June 1, 2016.

The Mineral Resource estimate for the Fenn-Gib project is from Fenn-Gib Resource Estimate Technical Report, Timmins Canada dated November 17, 2011 for Lake Shore Gold Corp. The effective date of the Mineral Resource estimate is November 17, 2011. Indicated Mineral Resources reported used a gold cut-off grade of 0.5 g/t within an optimized $1,190/oz gold pit shell. Inferred Mineral Resources within an optimized $1,190/oz gold pit shell reported used a gold cut-off grade of 0.5 g/t; Inferred Mineral Resources outside of the optimized pit shell reported used a gold cut-off grade of 1.5 g/t.

The Mineral Resource estimate for the Juby project is from Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project, Tyrrell Township, Shining Tree Area, Ontario dated February 24, 2014. The effective date of the Mineral Resource estimate is February 24, 2014. Mineral Resources reported used a gold cut-off grade of 0.4 g/t.

The Mineral Resource estimate for the Gold River project is from Technical Report on the Update of Mineral Resource Estimate for the Gold River Property, Thorneloe Township, Timmins, Ontario, Canada dated April 5, 2012 with an effective date of January 17, 2012. Resources reported used a gold cut-off grade of 2.0 g/t and gold price of $1,200/oz.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Technical terms used in this MD&A but not otherwise defined herein are as described in the Company’s AIF available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements related to the following: the 2017, 2018 and 2019 operations outlook and production guidance, including estimates related to gold and silver Mineral Reserves and Mineral Resources (including growing Mineral Reserves and/or Mineral Resources in Canada by two to four million ounces by 2020), production (including growing gold production to over half a million ounces in 2019 and to over 550,000 in 2020 through expansion of the Shahuindo mine to a capacity of 36,000 tpd by mid-2018 and through completion of the BC Shaft Project by mid-2018), total cash cost per ounce, all-in sustaining cost per ounce, capital expenditures, corporate general and administration expenses and exploration expenses; the expected working capital requirements, the sufficiency of capital resources and the consideration of alternative financing arrangements to meet strategic needs; the expected depreciation and depletion rates; exploration and review of prospective mineral acquisitions; changes in Guatemalan, Peruvian and Canadian mining laws and regulations; changes to the tax and royalty rates in Guatemala, Peru and Canada; the timing and results of court proceedings; the anticipated timing of updated Mineral Resource and Mineral Reserve estimates; the anticipated timing of completion of the PEA for the La Arena Phase II and Fenn-Gib projects; the timing of completion of the BC Shaft Project; the cost and timing of sustaining capital projects; the expectation of meeting production targets; the timing of the receipt of permits at Shahuindo; the availability and sufficiency of power and water for operations; the timing and cost of the design, procurement, and construction of the crushing and agglomeration circuit at Shahuindo, including the expected timeline for achieving 80% recovery for agglomerated ore; the expectation that changes to the crushing and agglomeration circuit will result in slightly lower capital and operating costs at Shahuindo; and the expected commissioning of the complete pump station at Escobal in Q2 2017.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s performance and ability to implement operational improvements at the Escobal, La Arena, Shahuindo and Timmins mines; the Company’s ability to carry on exploration and development activities, including land acquisition and construction; the timely receipt of permits and other approvals; the successful outcomes of consultations with First Nations; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian sol and the USD remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in the jurisdictions in which the Company operates; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of Mineral Resources and Mineral Reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; drought and other environmental conditions outside the Company’s control; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with cyber security; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s AIF under the heading “Description of Our Business – Risk Factors”, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.tahoeresources.com.

Management’s Discussion and Analysis
For the Three Months Ended March 31, 2017 and 2016
(tabular amounts expressed in thousands of United States dollars, except where otherwise noted)

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws. For a more detailed discussion of risks and uncertainties affecting the Company, see the most recent AIF and other regulatory filings with the Canadian Securities Administrators, which are available on SEDAR under the Company’s issuer profile at www.sedar.com.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under National Instrument 43-101 Standards of Disclosure for Mineral Projects, differ significantly from the requirements of the Securities and Exchange Commission of the United States (“SEC”), and Mineral Resource and Mineral Reserve information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion in documents filed with the SEC of information concerning “measured Mineral Resources”, “indicated Mineral Resources” or “inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also understand that “inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred Mineral Resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a Mineral Resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.